

August 2, 2013

<u>Via E-mail</u>
David J. Hepfinger
President and Chief Executive Office
Weis Markets, Inc.
1000 S. Second Street, P.O. Box 471
Sunbury, Pennsylvania 17801-0471

> **Re:** **Weis Markets, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2012**
> **Filed March 14, 2013**
> **File No. 001-05039**

Dear Mr. Hepfinger:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Compensation Discussion and Analysis, page 8</u>

<u>Use of Comparable Data in Setting Executive Compensation Levels, page 8</u>

1. You state that "[t]he Compensation Committee used the Stanton Group's '2011 Wholesale/Retail Group Compensation Survey' and the Hewitt 2011 Total Compensation Measurement Survey to benchmark total compensation for the CEO, Executive Vice President of Sales and Merchandising ('EVP') and the CFO." It does not appear that you have identified the companies that are included in these two surveys. Please identify these companies or tell us why you believe this is unnecessary. Please also provide us with your proposed disclosure in this regard. Please see Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located on our website, www.sec.gov.

2012 Executive Compensation Components, page 9

2. For each of the years under which an award was granted under the Vice Chairman Incentive Award Plan, CEO Incentive Award Plan and Long Term Incentive Award Plan, please provide the Net Income for both the Prior Year and Current Year based on the "same store profit comparison" referenced in your disclosure. Alternatively, please tell us where this disclosure is located. Please also revise your Grant of Plan Based Awards table to reflect each of these award plans and provide us with your proposed disclosure in this regard. Please see Instruction 1 to Item 402(d) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535 or me at, at (202) 551-3720 if you have any questions regarding the comments.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Scott Frost
        Chief Financial Officer